FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2019

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant’s name into English)

5140 Yonge Street, Suite 1900
Toronto, Ontario
Canada M2N 6L7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into all effective registration statements (and into any prospectus that forms a part of any such registration statement) filed by Celestica Inc. with the Securities and Exchange Commission, and deemed to be a part thereof, from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by Celestica Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended. Celestica Inc. is voluntarily furnishing the certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the U.S. Sarbanes Oxley Act of 2002 as Exhibits 99.3, 99.4, and 99.5.

Furnished Herewith (and incorporated by reference herein)

Exhibit No.    Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2019

99.2	Celestica Inc.’s Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2019 and accompanying notes thereto

99.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: April 25, 2019	By:	/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.    Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2019

99.2	Celestica Inc.’s Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2019 and accompanying notes thereto

99.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002